(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 16, 2007

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity California Municipal Trust II (the trust):
Fidelity California AMT Tax-Free Money Market Fund (the fund)
File Nos. 033-42890 and 811-06397
Post-Effective Amendment No. 29

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 29 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated June 14, 2001, July 1, 2006, and January 1, 2007, is maintained at the offices of the trust.

This filing includes the Prospectuses and Statement of Additional Information for Fidelity California AMT Tax-Free Money Market Fund. The fund may be marketed through banks, savings and loan associations, or credit unions.

The principal purpose of this filing is to register a new Institutional Class and a new Service Class of the fund.

Please note that the cover page of the Prospectuses and SAI contains the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of April 17, 2007. We request your comments by March 19, 2007.

Please contact Lillie Lucas at (617) 563-4234 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group